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Martin H. Dozier	Direct Dial: 404-881-4932	Email: martin.dozier@alston.com

July 21, 2015

Via EDGAR AND OVERNIGHT DELIVERY

Edward P. Bartz, Senior Counsel Chad Eskildsen, Staff Accountant Division of Corporation Finance U.S. Securities and Exchange Commission Mail Stop 3010 Washington, D.C. 20549-6010

Re:	Business Development Corporation of America II File No. 333-197447

Dear Mr. Bartz:

This letter sets forth the response of our client, Business Development Corporation of America II (the “Fund”) to the comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in a telephone conversation that occurred on July 15, 2015 regarding Post-Effective Amendment No. 2 (“Post-Effective Amendment No. 2”) filed with the Commission on July 15, 2015 to the Fund’s Registration Statement on Form N-2 (the “Registration Statement”), originally filed with the Commission on July 16, 2014 and as amended or supplemented from time to time. For your convenience, we have set forth below each of the Staff’s comments followed by the relevant response.

Accounting Comments

1.           Comment: Please confirm that the amount represented in the Other Expenses line item in the Fees and Expenses table does not reflect any expenses paid by the Fund’s investment adviser pursuant to the Expense Support Agreement.

Response: The Fund hereby confirms that the amount represented in the Other Expenses line item in the Fees and Expenses table does not reflect any expenses paid by the BDCA II Adviser, LLC, the Fund’s registered investment adviser (the “Adviser”) pursuant to the Expense Support Agreement between the Adviser and the Fund.

2.           Comment: Because the fund has not broken escrow or made any investments since being declared effective on September 8, 2014, please consider whether and confirm that the amount represented in the Other Expenses line item is an accurate representation of the expected future expenses of the Fund once the Fund has commenced making investments.

Response: The Fund has considered the above comment and confirms that the amount represented in the Other Expenses line item is an accurate representation of the expected future expenses of the Fund once the Fund has commenced making investments.

Atlanta • Brussels • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Washington, D.C.

Edward P. Bartz

Chad D. Eskildsen
July 21, 2015

3.            Comment: Please provide an explanation of why the Other Expenses amount decreased from 1.69% to 0.75%, including specific examples of projected expenses which caused the decrease.

Response: Since the Fund’s offering pursuant to the Registration Statement was last declared effective on September 8, 2014, changes have been made to the Fund’s investment strategy, auditors and fees with respect to its fund administration, accounting and custody relationship, all of which contributed to the change in the estimate.  The Fund believes the current estimated amount of 0.75%, which includes expected legal, accounting, transfer agent, fund accounting, fund administration and independent board member fees for the Fund’s first fiscal year of operations, is an accurate one.  The Fund also note that this estimate is within the range of initial other expense estimates for other BDCs that also invest in broadly syndicated loans.1

4.           Comment: Please confirm that the Fund will be monitoring the expenses represented by the Other Expenses line item, and provide an undertaking to supplement the Fund’s prospectus if the actual expenses differ materially from those represented by the Other Expenses line item.

Response: The Fund hereby confirms that it will monitor the expenses represented by the Other Expenses line item, and hereby undertakes to supplement the Fund’s prospectus contained in the Registration Statement if the actual expenses differ materially from those represented by the Other Expenses line item.

Should you have any further questions or need additional information, please do not hesitate to contact me at (404) 881-4417.

Sincerely,

/s/ Martin H. Dozier

Martin H. Dozier

cc:	James A. Tanaka, General Counsel, RCS Capital
Christopher D. Carlson, Assistant General Counsel, RCS Capital
Martin H. Dozier, Alston & Bird LLP

1 See American Capital Senior Floating, Ltd. Prospectus dated January 15, 2014 (0.75%), available at
http://www.sec.gov/Archives/edgar/data/1581934/000158193414000018/finalprospectus.htm; Fifth Street Senior Floating Rate Corp. Prospectus dated July 11, 2013 (0.36%),  available at

http://www.sec.gov/Archives/edgar/data/1577791/000157779113000026/d497.htm; PennantPark Floating Rate Capital Ltd. Prospectus Dated April 8, 2011 (2.11%), available at
http://www.sec.gov/Archives/edgar/data/1504619/000119312511092686/d497.htm; Solar Senior Capital Ltd. Prospectus Dated February 24, 2011 (1.26%), available at
http://www.sec.gov/Archives/edgar/data/1508171/000119312511047351/d497.htm.